

Mailstop 3233

September 6, 2018

<u>Via E-mail</u>
Mr. Mark T. Lammas
Chief Financial Officer
Hudson Pacific Properties, Inc.
Hudson Pacific Properties, L.P.
11601 Wilshire Blvd., Ninth Floor
Los Angeles, CA 90025

   Re: **Hudson Pacific Properties, Inc.**
      Hudson Pacific Properties, L.P.
      Form 10-K for the fiscal year ended December 31, 2017
      Filed February 16, 2018

Dear Mr. Lammas:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Robert F. Telewicz, Jr.

        Robert F. Telewicz, Jr.
        Accounting Branch Chief
        Office of Real Estate and
        Commodities